

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Elizabeth A. Smith
Chief Executive Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard
Suite 500
Tampa, FL 33607

    Re: Bloomin' Brands, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed July 18, 2012
              File No. 333-180615

Dear Ms. Smith:

        We have reviewed your responses to the comments in our letter dated July 16, 2012 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Business, page 97

1. We note your disclosure on pages 97 and 115 that from February 2009 to July 2012 there was a 19% increase in customers that rated their overall customer satisfaction at Outback Steakhouse as "excellent" or "very good." However, this seems inconsistent with the percentage shown in the materials that you have provided to us. Please revise or advise.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski or me at (202) 551-3666 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        John M. Gherlein
        Baker & Hostetler